INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

November 15, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II –File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Cedar Ridge Unconstrained Credit Fund

Ladies and Gentlemen:

This letter is in response to the comments received from the Securities and Exchange Commission (the “Commission”) in a letter dated October 30, 2013 on the Registrant’s registration statement filed on Form N-1A with respect to the Cedar Ridge Unconstrained Credit Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to registration statement on Form N-1A (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Summary Section

Fees and Expenses of the Fund (page 1)

1.           In the Fees and Expenses table, please consider deleting the parenthetical “(as a percentage of offering price)” that is part of the caption “Maximum sales charge (load) imposed on purchases” in light of the fact that there is no sales charge for either class of shares.

Response:  The Registrant has made the requested revision.

2.           Footnote 2 to the Fees and Expenses table refers to dividend and interest expense on short sales.  Please add a reference to dividend expense to the caption “Interest expense on short sales” in the table and make sure that the amount of this expense shown in the table reflects both interest and dividend expenses.

Response: The Registrant has made the requested revision.

3.         Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Please confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.  Also, please file the contractual agreement as an exhibit to the registration statement

Response: The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date.  The Registrant has included a copy of the Operating Expense Limitation Agreement as an Exhibit to the Amendment.

Principal Investment Strategies (pages 2-3)

4.        The word “credit” in the Fund’s name suggests that the Fund will invest in debt securities.  Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name.  The first sentence of this section states that “[u]nder normal circumstances, the Fund invests primarily in various credit-related instruments.” (Emphasis added.) Please revise this policy to provide that, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in various credit- related instruments.  See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the 1940 Act.

Response:  The Registrant has made the requested revision.

5.        The second sentence of this section defines credit-related instruments to include “preferred securities”.  As indicated above, the word “credit” suggests that the Fund will invest in debt securities.  Please remove preferred securities from the definition of credit-related instruments because preferred securities are equity securities and should not be among the investments that the Fund can make as part of its 80% investment policy.

Response:  The Registrant has made the requested revision.

6.         Credit-related instruments also include “derivatives with similar economic characteristics”. Please explain to us how derivatives will be valued for purposes of compliance with the Fund’s 80% investment policy.  We may have additional comments after reviewing your response.

Response:  The Registrant confirms that the Fund intends to include the derivatives positions towards the Fund’s 80 percent policy but will use the market value, not the notional values, of those positions to satisfy that policy.

7.        The last sentence of the second paragraph of this section states that the Fund’s short positions may equal up to 100% of the Fund’s net asset value.  Please add disclosure that briefly describes the short-selling transactions in which the Fund intends to engage.

Response:  The Registrant has added the following statement: “The Fund may take short positions in U.S. Treasuries, treasury futures, corporate bonds, credit default and/or interest rate swaps, exchange traded funds (“ETFs”), non-U.S. bonds, equities and equity-related instruments, and options.”

8.         The fourth paragraph of this section indicates that the Fund may invest in exchange- traded funds.  The Fees and Expenses table does not include a line item for Acquired Fund Fees and Expenses.  In the event the Acquired Fund Fees and Expenses incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in the fee table in this separate line item.  See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:  The Registration has added an “Acquired Fund Fees and Expenses” line to the “Fees and Expenses” table.

9.        The last paragraph of this section states that the Fund may invest up to 20% of its assets in equity instruments and that these instruments may be of issuers of any market capitalization. If investment in equity instruments is a principal strategy of the Fund, please add the corresponding risks of investing in equity instruments of small and medium capitalization issuers to the disclosure of principal risks in the Summary Section.

Response:  The Registrant has confirmed with the Fund’s advisor that equity instruments is not a principal investment strategy of the Fund, therefore, no change is necessary.   Accordingly, the Registrant has removed the last paragraph regarding investing in equity instruments from the Summary Section.

Principal Risks of Investing (pages 3-5)

10.      The disclosure in the fifth risk factor on page 3 describes prepayment risk.  Prepayment risk can be a risk of investing in asset-backed securities. If the Fund intends to invest in asset- backed securities, including mortgage-backed securities, as part of its principal strategies, please disclose such strategy in the description of the Fund’s principal investment strategies in the Summary Section.

Response:  Because collateralized debt or loan obligations is considered as a type of asset-backed security therefore, is subject to prepayment risk.  In addition, The Fund has confirmed with its advisor that mortgage-backed securities is not a principal investment strategy of the Fund.

11.       The last sentence in the third risk factor on page 4 addresses the risks of investing in foreign companies.  The disclosure in the principal investment strategies, however, does not refer to investing in foreign companies but only references investing in sovereign debt.  Please add disclosure to the principal investment strategies in the Summary Section that describes the Fund’s investments in foreign companies.

Response:  The Registrant has made the requested revision and added that the Fund may invest in “U.S. and non-U.S. corporate bonds …”

12.       The sixth risk factor on page 5 refers to “[a]ctive and frequent trading of the Fund’s portfolio securities”.  Please add disclosure to the principal investment strategies in the Summary Section that describes this strategy of the Fund.

Response:  The Registrant has made the requested revision.

13.       The ninth risk factor on page 5 suggests that the Fund may invest a large percentage of its assets in the securities of a small number of issuers.  If this is a principal strategy of the Fund, please add disclosure to the principal investment strategies in the Summary Section to reflect this strategy.

Response:  The Registrant added a statement that the Fund is “non-diversified” in the Summary Section.

More about the Fund’s Investment Objectives, Principal Investment Strategies, and Risks

Principal Investment Strategies (page 7)

14.       In light of the disclosure regarding portfolio turnover risk that is set forth as a principal risk in the Summary Section, please add disclosure that the Fund may engage in active and frequent trading of portfolio securities to this section. See Instruction 7 to Item 9(b)(1) of Form N-1A.

Response:  The Registrant has made the requested revision.

15.       The last paragraph on page 7 states that the Fund may invest up to 100% of its assets in cash, cash equivalents, or other similar debt instruments when taking a temporary defensive position.  Please reconcile this disclosure with the temporary defensive investment policy identified on page B-27 of the Statement of Additional Information, which also includes repurchase agreements and other money market instruments.

Response:  The Registrant has made the requested revision.

Your Account with the Fund – Selling or Redeeming Fund Shares (page 21)

16.        The first sentence states that if shares are purchased through an approved financial intermediary, shares must be redeemed through the same financial intermediary.  Please disclose how a shareholder may redeem shares if the financial intermediary through which it purchased shares is no longer in operation.

Response:  The Registrant has included a statement that “In the event your approved financial intermediary is no longer available or in operation, you may place your redemption order directly with the Fund as described below.”

STATEMENT OF ADDITIONAL INFORMATION

Principal Investment Strategies, Policies and Risks – Total Return Swaps (page B-16)

17.       The disclosure states that the Fund may enter into total return swaps. When the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:  The Fund has considered the Commissions’ releases in connection with preparing its derivatives-related disclosures in the Amendment.

Principal Investment Strategies, Policies and Risks – Credit Default Swaps (page B-16)

18.       The disclosure indicates that the Fund may buy or sell credit default swaps on one or more securities or on the debt of a basket of issuers.  Please disclose in this section that when the Fund is a protection seller under a credit default swap (for which the reference obligation is one or more securities or the debt of a basket of issuers), it will segregate assets equal to the full notional amount of the swap agreement.

Response:  The Registrant has made the requested revision.

Investment Restrictions (pages B-35 and B-36)

19.       The Fund intends to invest in certain types of loans as set forth on page 2 of the Summary Section.  With respect to investments in loan participations, please state that the Fund’s concentration policy is applied so that both the financial intermediary and the ultimate borrower are considered issuers where the loan participation does not shift to the Fund the direct debtor/credit relationship with the borrower.  See Pilgrim Prime Rate Trust (pub. avail. June 29, 1989).

Response:  The Fund currently discloses that “In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, SEC interpretations require the Fund to treat both the lending bank or other lending institution and the corporate borrower as "issuers"” under Loan Participation on page B-7 of the SAI.

Management of the Fund – Rule 12b-1 Plan (page B-47)

20.       The disclosure states that the 12b-1 Plan provides for post-sales servicing.  The caption in the Fees and Expenses Table (“Distribution (Rule 12b-1) fees”) (on page 1 of the prospectus) and the disclosure under “Distribution (Rule 12b-1) Plan” (on page 16 of the prospectus) indicate that the Rule 12b-1 Plan is only to pay distribution fees.  Please revise the disclosure as needed to reflect the purpose(s) of payments under the Rule 12b-1 Plan.

Response:  The Registrant has removed the “post-sales servicing” statement from the SAI.

Proxy Voting Policy (page B-50)

21.       The disclosure refers to two sets of proxy voting policies that the Fund uses to determine how to vote proxies relating to portfolio securities:  the “Policies” and the “Proxy Policies”.  Only the “Proxy Policies” are attached as Appendix B.  Please also attach the “Policies” as part of Appendix B.  See Instruction 1 to Item 17(f) of Form N-1A.

Response:  The Registrant has included the Trust’s proxy voting policy and procedures as part of Appendix B to the SAI.

Portfolio Holdings Information (pages B-51-B-52)

22.       The second sentence on page B-52 states that Fund management may make publicly available its portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  Please explain to us why it is appropriate to disclose portfolio holdings information in this manner and to then deem such information public.  Also, please disclose how the Fund will deem such information to be public (e.g., the information will be posted immediately on the Fund’s website).  We may have additional comments after reviewing your response.  See Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, Investment Company Act Release No. 26418 (Apr. 16, 2004), at text accompanying note 42 (stating that “[d]ivulging nonpublic portfolio holdings to selected third parties is permissible only when the fund has legitimate business purposes for doing so and the recipients are subject to a duty of confidentiality, including a duty not to trade on the nonpublic information”).

Response:  The Registrant has revised the disclosure to state that “Management of the Fund may make publicly available its portfolio holdings on the Fund’s public website no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

Financial Statements (page B-65)

23.       The disclosure states there are no financial statements available at this time.  However, no registered investment company can make a public offering of its securities unless it has net worth of at least $100,000 (“seed capital”).  See Section 14(a) of the 1940 Act.  The Fund should include an audited balance sheet setting forth its seed capital.  Please revise the disclosure accordingly.

Response:  The Registrant will file the audited statement of assets and liabilities in the next  amendement filing and will revise the discosure in the SAI to: "Incorporated by reference herein is the Fund’s “Statement of Assets and Liabilities” “Notes to Financial Statements”, and “Report of Independent Registered Public Accounting Firm”.  A copy of the Fund’s financial statement can be obtained at no charge by calling 1-855-550-5090 or writing the Fund."

GENERAL COMMENTS

24.       We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  The Registrant acknowledged.

25.       If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:  The Registrant does not intend to omit information from the form of prospectus in its registration statement.

26.       Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Registrant has not submitted or currently expects to submit an exemptive application or no-action request in connection with our registration statement.

27.       Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:  Except for comment No.10, the Registrant has made changes to the Amendment in response to all comments.  Please see response to comment No.10 above.

28.       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer